UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                          CLEARVIEW CINEMA GROUP, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   185070-10-9
                       -----------------------------------
                                 (CUSIP Number)

 Robert D. Lister, General Counsel and Secretary, Clearview Cinema Group, Inc.
                 97 Main Street, Chatham NJ 07928 (973) 377-4646
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                               Page 2 of 4 pages

      CUSIP Number 185070-10-9

1.    NAME OF REPORTING PERSON                                     A. Dale Mayo
                                                                   ------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [   ]
                                                                      (b) [ X ]
3.    SEC USE ONLY




4.    SOURCE OF FUNDS                                                       N/A
                                                                           ----

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                      [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.
                                                                         ------
      NUMBER OF               7.    SOLE VOTING POWER                         0
      SHARES
      BENEFICIALLY            8.    SHARED VOTING POWER                       0
      OWNED BY
      EACH                    9.    SOLE DISPOSITIVE POWER                    0
      REPORTING
      PERSON WITH             10.   SHARED DISPOSITIVE POWER                  0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0
                                                                         ------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                               [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
                                                                            ---
14.   TYPE OF REPORTING PERSON                                               IN
                                                                            ---

                                                               Page 3 of 4 pages

Item 1.  Security and Issuer.

            This  Amendment  No. 2  ("Amendment  No. 2") amends the Statement on
Schedule 13D (this "Schedule 13D") filed by A. Dale Mayo on December 22, 1997, relating to the Common Stock, par value $.01 per share ("Clearview Common Stock"), of Clearview Cinema Group, Inc., a Delaware corporation (the "Company" or "Clearview"). The principal executive offices of the Company are located at 97 Main Street, Chatham, New Jersey 07928.


            Item 4 is amended to add the following disclosure to subsections (a) and (b) thereof and to add subsections (h) and (i) thereto:

Item 4.  Purpose of Transaction.

            (a)-(b) On December 2, 1998, the Company was merged (the "Merger") with and into CCG Holdings Inc., a Delaware corporation ("CCG Holdings") and wholly-owned subsidiary of Cablevision Systems Corporation, a Delaware corporation ("Cablevision"), pursuant to the terms of an Agreement and Plan of Merger dated August 12, 1998 (the "Merger Agreement") among Cablevision, CCG Holdings and the Company, with the surviving corporation (the "Surviving Corporation") becoming a wholly-owned subsidiary of Cablevision. Accordingly, as of such date Mr. Mayo no longer beneficially owned any shares of Clearview Common Stock.

            (h) Following the consummation of the Merger, the Company submitted an application to the American Stock Exchange (the "AMEX") dated December 2, 1998, requesting the AMEX to delist the Clearview Common Stock and to file a Removal from Listing and Registration on Form 25.

            (i) Following the consummation of the Merger, the Company filed with the Securities and Exchange Commission (the "SEC") a Certification and Notice of Termination of Registration Under Section 12(G) of the Securities and Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(D) of the Securities Exchange Act of 1934 on Form 15 dated December 2, 1998, requesting that the SEC deregister the Clearview Common Stock, pursuant to Rule 12g-4 promulgated under Section 12(G) of the Securities Exchange Act of 1934.


Item 5.  Interest in Securities of the Issuer.

            Item 5 is amended and restated in its entirety as follows:

            (c) - (e) Upon consummation of the Merger on December 2, 1998, Mr. Mayo ceased to be the beneficial owner of more than five percent of the shares of Clearview Common Stock.

                                                               Page 4 of 4 pages





                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.



Date:  December 16, 1998                  /s/ A. Dale Mayo
                                          ----------------------------------
                                          A. Dale Mayo
                                          President, Chief Executive Officer
                                          and Chairman of the Board